Filed by: BANCA INTESA
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SANPAOLO IMI
Commission file number:

PRESS RELEASE

BANCA INTESA: RESULTS AS AT 30th JUNE 2006

•                  Consolidated net income for first half 2006 at 1,476 million euro, up 23% (2005 first half: 1,200 million).

•                  Income before tax from continuing operations at 2,241 million euro, up 16.6% (2005 first half: 1,922 million).

•                  Operating margin at 2,621 million euro, up 13.3% (2005 first half: 2,313 million).

•                  Operating income at 5,261 million euro, up 8.7% (2005 first half: 4,841 million).

•                  Operating costs at 2,640 million euro, up 4.4%, in line with the Business Plan targets (2005 first half: 2,528 million).

•                  Capital ratio at 30th June 2006: Tier 1 ratio at 8.1%.

Milano, 4th September 2006 – The Board of Directors, which met today chaired by Giovanni Bazoli, approved the consolidated half-yearly report as at 30th June 2006.

The half-yearly results of 2006 (*) highlighted a further significant improvement in profitability, after the achievement of 2005. Consolidated net income rose to 1,476 million euro, up 23% from 1,200 million in first half 2005.

(*)         In the second quarter of 2006 the caption related to discontinued operations included the contribution from the items affected by the sale of Gruppo Intesa’s stakes in tax collection companies - approved by the Board of Directors of 28th March 2006 - to Riscossione S.p.A. to which as of 1st October tax collection service activities will be conferred. For consistency purposes, the income statement and balance sheet data of the first quarter of 2006 and four quarters of 2005 were restated accordingly.

Moreover, in the second quarter of 2006, the cost of carry of equity swaps was reclassified and excluded from net interest income and included in the “Profits (Losses) on trading” caption in which relevant income was recognised. For consistency purposes, the income statement data of the first quarter of 2006 and four quarters of 2005 were reclassified accordingly.

Statement of income for the first half of 2006

The consolidated statement of income for first half 2006 registered operating income of 5,261 million euro, up 8.7% with respect to the 4,841 million of the corresponding period of 2005.

As part of it, net interest income rose to 2,773 million euro, up 5.6% compared to the 2,627 million for the same period of 2005.

Net fee and commission income registered 1,845 million euro, with a 4.6% rise compared to the 1,764 million in first half 2005, notwithstanding the halving of commissions from the placement of third-party structured bonds. This rise was driven by commissions on portfolio management (up 15%), distribution of insurance products (up 12.6%), credit and debit cards (up 11.5%) and dealing and placement of securities (up 5.1%). Breakdown of contribution generated on dealing and placement of securities is the following, in approximate figures: 350 million on placement of mutual funds (up 46% with respect to the 240 million in first half 2005, sustained by Intesa Garanzia Attiva, the first mutual fund in Italy with guaranteed capital and the first product launched under the strategic agreement with Crédit Agricole), 80 million on placement of third-party structured bonds (with respect to the 160 million in first half 2005) and 110 million on dealing and placement of other securities (in line with first half 2005). Profits on trading amounted to 531 million euro, with a significant growth with respect to the 336 million of first half 2005 which was largely structural (profits on trading for the first half of 2006 included a valuation effect regarding the equity stakes in Fiat and Parmalat equal to approximately 90 million euro compared to the approximately 40 million in first half 2005 related to the Fiat “convertendo”).

Operating costs amounted to 2,640 million euro, in line with the Business Plan targets, with a 4.4% rise compared to the 2,528 million for first half 2005 resulting from personnel expenses (up 4.2%), administrative expenses (up 4.0%) and adjustments (up 7.1%). With reference to administrative expenses the trend is determined by a 7.7% rise in growth-related expenses (information technology, training and advertising) and a 2.3% increase in other expenses.

Consequently, operating margin registered a 13.3% growth rate to 2,621 million euro compared to the 2,313 million of first half 2005, with an improvement in the cost/income ratio, down from 52.2% to 50.2%.

Net provisions and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 430 million euro, down 9.1% with respect to the 473 million of the corresponding period of 2005. Profits/losses on investments held to maturity and on other investments registered a positive balance of 50 million euro compared to the 82 million of first half 2005.

Income before tax from continuing operations registered 2,241 million euro, with a 16.6% rise compared to the 1,922 million for first half 2005.

Consolidated net income equalled 1,476 million euro with respect to the 1,200 million for the corresponding period of 2005 (up 23%) and reflected the deduction of income taxes (750 million), the registration of income after tax from discontinued operations (43 million) and the attribution to minority shareholders of the income pertaining to them (58 million euro). The Parent Company’s net income amounted to 1,641 million euro compared to the 839 million for first half 2005. The difference in performance between the Parent Company’s net income and consolidated net income is mainly due to 704 million euro of dividends distributed in first half 2006 by the subsidiary Intesa Holding Asset Management related to last year’s capital gain on the Nextra sale recorded in the consolidated income statement of 2005.

Statement of income for the second quarter of 2006

The consolidated statement of income for second quarter 2006 registered operating income of 2,554 million euro, up 4.7% with respect to second quarter 2005 and down 5.7% to first quarter 2006.

As part of it, net interest income amounted to 1,413 million euro, up 6% compared to second quarter 2005 and up 3.9% to first quarter 2006.

Net fee and commission income registered 895 million euro, with a 1.6% rise compared to second quarter 2005, as a result of the increase in commissions on credit and debit cards (up 11%), portfolio management (up 8%), dealing and placement of securities (up 6%) and the slight decrease in the total of remaining commissions (down 2.2%). A 5.8% decrease was recorded with respect to first quarter 2006 determined by commissions on dealing and placement of securities (down 17.5%). Breakdown of contribution generated on dealing and placement of securities is the following, in approximate figures: 160 million on placement of mutual funds (120 million in second quarter 2005 and 190 million in first quarter 2006), 35 million on placement of third-party structured bonds (50 million in second quarter 2005 and 45 million in first quarter 2006) and 50 million on dealing and placement of other securities (55 million in second quarter 2005 and 60 million in first quarter 2006). Profits on trading amounted to 175 million euro, up from the 153 million in second quarter 2005 and down with respect to the 356 million in first quarter 2006 (reflecting the valuation effect of the equity stakes in Fiat and Parmalat which had been positive for approximately 100 million euro in the first quarter of the year and was negative for approximately 10 million in the second quarter).

Operating costs amounted to 1,340 million euro, in line with the Business Plan targets, up 3.4% compared to second quarter 2005. This increase was determined by growth in personnel expenses (up 4.6%) and adjustments (up 6.9%) while administrative expenses were overall stable (up 0.5%) as the result of a 14.3% rise in growth-related expenses (information technology, training and advertising) and a 5.6% decline in other expenses. With respect to first quarter 2006, a 3.1% increase was recorded resulting from a rise in personnel expenses (up 1.2%), administrative expenses (up 5.8%) - where growth-related expenses (information technology, training and advertising) increased 19.7% and other expenses remained unchanged (down 0.4%) - and adjustments (up 6%).

Consequently, operating margin rose to 1,214 million euro, up 6.1% with respect to second quarter 2005, with an improvement in the cost/income ratio, down from 53.1% to 52.5%. Operating margin decreased by 13.7% with respect to first quarter 2006.

Net provisions and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 188 million euro, down with respect to the 244 million in second quarter 2005 and the 242 of first quarter 2006. Profits/losses on investments held to maturity and on other investments registered a positive balance of 50 million euro compared to the 21 million in second quarter 2005 whereas no balance had been generated in first quarter 2006.

Income before tax from continuing operations registered 1,076 million euro, with a 16.8% rise compared to second quarter 2005 and a 7.6% decrease compared to first quarter 2006.

Consolidated net income equalled 725 million euro with respect to the 580 million for the corresponding period of 2005 (up 25%) and the 751 million in first quarter 2006 and reflected the deduction of income taxes (346 million), the registration of income after tax from discontinued operations (24 million) and the attribution to minority shareholders of the income pertaining to them (29 million).

Balance sheet as at 30th June 2006

As regards the consolidated balance sheet figures, as at 30th June 2006 loans to customers amounted to 176 billion euro, up 10.6% on the figure as at 30th June 2005 and up 4.3% on that as at 31st December 2005. Total doubtful loans, substandard loans and loans past due by over 180 days - net of adjustments - equalled 5,142 million euro compared to the 5,078 million as at 31st December 2005. In detail, doubtful loans increased from 1,229 million euro to 1,464 million, with an incidence of 0.8% on total loans (0.7% at year-end 2005) and a degree of coverage of 67.5% (69% as at year-end 2005); substandard loans increased from 3,134 million euro to 3,226 million and loans past due by over 180 days decreased from 715 million euro to 452 million.

Customer deposits under administration amounted to 489 billion euro up 4.8% compared to 30th June 2005 and up 2.9% to 31st December 2005. As part of it, direct customer deposits equalled 194 billion, up 5.8% compared to those as at 30th June 2005 and up 3.5% to 31st December 2005, and indirect customer deposits reached 294 billion, up 3.8% with respect to those as at 30th June 2005 and up 2.1% with respect to those of year-end 2005. Assets under management, in which mutual funds are no longer included after the finalisation last December of the agreement for asset management activities with Crédit Agricole, equalled 58 billion euro, with a 7.8% rise compared to 30th June 2005 stemming from both individual portfolio management schemes and bancassurance products, and a 1.8% decrease compared to year-end 2005, following a contraction in individual portfolio management schemes offset only partially by placement of bancassurance products during the semester for approximately 3.8 billion euro.

As at 30th June 2006, capital ratios resulted in: Core Tier 1 ratio at 7.3% (7.1% at 31st December 2005), Tier 1 ratio at 8.1% (7.9% at 31st December 2005) and total capital ratio at 10.8% (10.3% at 31st December 2005).

* * *

As at 30th June 2006, Gruppo Intesa’s operating structure was made up of 3,900 branches - of which 3,129 in Italy and 771 abroad - and 58,301 employees, 817 higher than at 31st December 2005.

* * *

Results by business areas

The Retail Division serves Households, Affluent and Private customers, SMEs with turnover up to 50 million euro, Religious and Non-Profit Entities, and includes product companies in the fields of industrial credit and leasing. In first half 2006, operating income registered a 5.9% increase to 2,783 million euro from 2,627 million in the corresponding period of 2005, accounting for 53% of consolidated operating income (54% in first half 2005). Revenue growth was fostered in particular by mortgages (stock up 11%), personal loans (stock up 34%). Operating costs increased 3.4% to 1,442 million euro from 1,394 million and led to a 8.8% increase in operating margin, which rose to 1,341 from 1,233 million, and a decrease in the cost/income ratio to 52% from 53%. Net provisions and adjustments rose to 260 million euro from 159 million mainly due to the transfer to substandard loans of positions which at the end of last December had been classified as past due by over 180 days (the latter is the category of non-performing loans introduced by the Bank of Italy at year-end 2005). After a one million loss on investments held to maturity and on other investments, income before tax totalled 1,080 million euro, in line with first half 2005.

The Italian Subsidiary Banks Division includes subsidiary banks all strongly rooted in regional markets. In the first half 2006, operating income recorded a 7.7% increase to 841 million euro from 781 million, with a 16% contribution to consolidated operating income (the same as first half 2005). With operating costs of 393 million euro, up 4% compared to the 378 million of first half 2005, operating margin was up 11.2% to 448 million euro from 403 million and the cost/income ratio decreased to 47% from 48%. Net provisions and adjustments amounted to 70 million euro, down 14.6% from 82 million of first half 2005. After profits on investments held to maturity and on other investments of 3 million euro, income before tax from continuing operations increased 13.4% to 381 million euro from 336 million in the corresponding period of 2005.

The International Subsidiary Banks Division is in charge of subsidiary banks abroad that provide retail and commercial banking services. In the first half of 2006, this division highlighted a significant growth in operating income which increased by 15.4% to 592 million euro from 513 million, making a 11% contribution to consolidated operating income (the same as first half 2005). Operating costs rose by 12.7% to 310 million euro from 275 million; therefore, operating margin rose 18.5% to 282 million euro from 238 million and the cost/income ratio decreased to 52% from

54%. Net provisions and adjustments stood at around 45 million euro. After profits on investments held to maturity and on other investments of 3 million euro, income before tax from continuing operations increased by 21.8% to 240 million euro from 197 million in first half 2005.

The Corporate Division serves companies with a turnover exceeding 50 million euro and is responsible for relations with Mid Corporates, Large Corporates and Financial Institutions. It includes: Caboto, a factoring company and the international network made up of branches, representative offices and subsidiaries specialised in corporate banking. In the first quarter of 2006, this Division showed a significant growth in operating income which amounted to 940 million euro, up 11.4% compared to the 844 million in first half 2005, accounting for 18% of consolidated operating income (17% in the corresponding period of 2005). Revenues were affected on one hand by the above-mentioned valuation effect of the Fiat and Parmalat equity stakes and on the other hand by higher funding costs related to the increase in Caboto and Merchant Banking portfolios. Excluding the latter effect, net interest income would have risen by 7%. With operating costs totalling 338 million euro up 3% with respect to 328 million in first half 2005, operating margin amounted to 602 million euro, up 16.7% compared to the 516 million for first half 2005 and the cost/income ratio was down to 36% from 39%. Net provisions and adjustments recorded a 45% decrease to 40 million euro from 73 million. After profits on investments held to maturity and on other investments of 27 million euro, income before tax from continuing operations increased by 33% to 589 million euro from 443 million in first half 2005.

Since January 1st 2006 activities dedicated to the Public and Infrastructure finance sector have been transferred from the Corporate Division to Banca Intesa Infrastrutture e Sviluppo (BIIS), a Group subsidiary with fields of activity ranging from public works lending to securitisations for public entities and project finance; for simplicity sake, Banca Intesa Infrastrutture e Sviluppo’s figures are included in the Corporate Division. The half-yearly performance of BIIS, compared to the its proforma data for the first half of 2005, showed a sustained trend, in line with the Business plan’s indications: operating income recorded a 68.6% increase to 47 million euro and operating margin reached 26 million euro, almost tripling the comparative figure. The total of loans to customers and financial assets available for sale increased by 13.9% to over 7.7 billion euro.

* * *

An improvement in operating performance is expected for 2006 with respect to 2005, in line with the guidelines of the 2005-2007 Business Plan, also in the light of results recorded in the first half of the current year.

* * *

In order to present more complete information regarding the half-yearly results generated in 2006, the reclassified consolidated statement of income and the consolidated balance sheet included in the report on operations approved by the Board of Directors are attached. Please note that they are not subject to being audited by the Auditing company. The latter, in charge of performing the limited review of the half-yearly report, has not yet completed its analysis. The half-yearly report as at 30th June 2006 is disclosed according to the terms provided by Art.82, par.2 of the Consob Regulation 11971 of 14th May 1999 (as subsequently modified) instead of the Quarterly Report as at 30th June 2006.

Investor Relations	Media Relations
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Gruppo Intesa

Reclassified consolidated statement of income

(in millions of euro)

			Changes
	30.06.2006	30.06.2005	amount	%	30.06.2005
		Restated (*)

Net interest income	2,773	2,627	146	5.6	2,597

Dividends	13	12	1	8.3	12

Profits (Losses) on investments carried at equity	79	103	-24	-23.3	66

Net fee and commission income	1,845	1,764	81	4.6	1,924

Profits (Losses) on trading	531	336	195	58.0	362

Other operating income (expenses)	20	-1	21		16

Operating income	5,261	4,841	420	8.7	4,977

Personnel expenses	-1,551	-1,488	63	4.2	-1,566

Other administrative expenses	-848	-815	33	4.0	-864

Adjustments to property, equipment and intangible assets	-241	-225	16	7.1	-242

Operating costs	-2,640	-2,528	112	4.4	-2,672

Operating margin	2,621	2,313	308	13.3	2,305

Goodwill impairment	—	—	—	—	—

Net provisions for risks and charges	-57	-157	-100	-63.7	-164

Net adjustments to loans	-372	-312	60	19.2	-321

Net impairment losses on other assets	-1	-4	-3	-75.0	-7

Profits (Losses) on investments held to maturity and on other investments	50	82	-32	-39.0	88

Income (Loss) before tax from continuing operations	2,241	1,922	319	16.6	1,901

Taxes on income from continuing operations	-750	-653	97	14.9	-670

Income (Loss) after tax from discontinued operations	43	4	39		16

Minority interests	-58	-73	-15	-20.5	-47

Net income	1,476	1,200	276	23.0	1,200

(*)  Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

	2006		2005 Restated (*)
	Second	First	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter	quarter	quarter
		Restated (*)

Net interest income	1,413	1,360	1,332	1,349	1,333	1,294

Dividends	13	—	—	—	12	—

Profits (Losses) on investments carried at equity	50	29	50	47	50	53

Net fee and commission income	895	950	848	818	881	883

Profits (Losses) on trading	175	356	114	170	153	183

Other operating income (expenses)	8	12	11	-7	11	-12

Operating income	2,554	2,707	2,355	2,377	2,440	2,401

Personnel expenses	-780	-771	-823	-753	-746	-742

Other administrative expenses	-436	-412	-453	-394	-434	-381

Adjustments to property, equipment and intangible assets	-124	-117	-154	-121	-116	-109

Operating costs	-1,340	-1,300	-1,430	-1,268	-1,296	-1,232

Operating margin	1,214	1,407	925	1,109	1,144	1,169

Goodwill impairment	—	—	-6	—	—	—

Net provisions for risks and charges	-19	-38	-192	-45	-113	-44

Net adjustments to loans	-165	-207	-263	-165	-123	-189

Net impairment losses on other assets	-4	3	-18	1	-8	4

Profits (Losses) on investments held to maturity and on other investments	50	—	709	42	21	61

Income (Loss) before tax from continuing operations	1,076	1,165	1,155	942	921	1,001

Taxes on income from continuing operations	-346	-404	-46	-318	-305	-348

Income (Loss) after tax from discontinued operations	24	19	98	55	-1	5

Minority interests	-29	-29	-27	-34	-35	-38

Net income	725	751	1,180	645	580	620

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Reclassified consolidated balance sheet

(in millions of euro)

			Changes
Assets	30.06.2006	31.12.2005	amount	%	31.12.2005
		Restated (*)
Financial assets held for trading	51,160	51,067	93	0.2	51,067
Financial assets available for sale	4,828	4,380	448	10.2	4,379
Investments held to maturity	2,479	2,810	-331	-11.8	2,810
Due from banks	29,338	27,184	2,154	7.9	27,111
Loans to customers	176,023	168,767	7,256	4.3	169,478
Investments in associates and companies subject to joint control	2,144	2,099	45	2.1	2,091
Property, equipment and intangible assets	4,211	4,279	-68	-1.6	4,280
Tax assets	2,817	3,055	-238	-7.8	3,096
Non-current assets held for sale and discontinued operations	1,079	3,739	-2,660	-71.1	2,869
Other assets	6,118	6,380	-262	-4.1	6,354

Total Assets	280,197	273,760	6,437	2.4	273,535

			Changes
Liabilities and Shareholders’ Equity	30.06.2006	31.12.2005	amount	%	31.12.2005
		Restated (*)
Due to banks	36,598	31,760	4,838	15.2	31,771
Due to customers	193,761	187,207	6,554	3.5	187,590
Financial liabilities held for trading	16,750	21,249	-4,499	-21.2	21,249
Tax liabilities	1,658	1,057	601	56.9	1,091
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	3,716	-2,706	-72.8	2,963
Other liabilities	9,987	8,427	1,560	18.5	8,531
Allowances for specific purpose	2,856	2,819	37	1.3	2,834
Share capital	3,613	3,596	17	0.5	3,596
Reserves	10,775	9,255	1,520	16.4	9,255
Valuation reserves	968	829	139	16.8	829
Minority interests	745	820	-75	-9.1	801
Net income	1,476	3,025	-1,549	-51.2	3,025

Total Liabilities and Shareholders’ Equity	280,197	273,760	6,437	2.4	273,535

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated balance sheet

(in millions of euro)

	2006		2005 Restated (*)
Assets	30/6	31/3	31/12	30/9	30/6	31/3
		Restated (*)

Financial assets held for trading	51,160	53,444	51,067	53,211	60,673	56,408
Financial assets available for sale	4,828	4,533	4,380	4,197	4,582	4,688
Investments held to maturity	2,479	2,378	2,810	2,577	2,425	2,402
Due from banks	29,338	26,112	27,184	26,596	26,678	23,673
Loans to customers	176,023	176,834	168,767	160,338	159,186	156,379
Investments in associates and companies subject to joint control	2,144	2,208	2,099	2,726	2,213	2,071
Property, equipment and intangible assets	4,211	4,287	4,279	3,756	3,356	3,770
Tax assets	2,817	2,992	3,055	2,945	3,098	3,409
Non-current assets held for sale and discontinued operations	1,079	462	3,739	4,751	5,129	4,755
Other assets	6,118	5,817	6,380	7,055	7,734	8,058

Total Assets	280,197	279,067	273,760	268,152	275,074	265,613

	2006		2005 Restated (*)
Liabilities and Shareholders’ Equity	30/6	31/3	31/12	30/9	30/6	31/3
		Restated (*)

Due to banks	36,598	40,666	31,760	31,918	33,010	34,719
Due to customers	193,761	187,747	187,207	179,833	183,082	173,289
Financial liabilities held for trading	16,750	18,982	21,249	24,229	26,217	24,054
Tax liabilities	1,658	1,599	1,057	1,319	1,276	1,236
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	304	3,716	3,061	3,393	2,945
Other liabilities	9,987	10,127	8,427	8,851	9,812	11,544
Allowances for specific purpose	2,856	2,903	2,819	2,503	2,617	2,872
Share capital	3,613	3,596	3,596	3,596	3,596	3,561
Reserves	10,775	10,724	9,255	9,248	9,229	9,105
Valuation reserves	968	913	829	700	628	600
Minority interests	745	755	820	1,049	1,014	1,068
Net income	1,476	751	3,025	1,845	1,200	620

Total Liabilities and Shareholders’ Equity	280,197	279,067	273,760	268,152	275,074	265,613

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Breakdown of financial highlights and financial ratios by business area

(in milions of euro)

	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division and Banca Intesa Infrastrutture e Sviluppo		Central Structures		Total
	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05
		Restated (*)		Restated (*)		Restated (*)		Restated (*)		Restated (*)		Restated (*)

Operating income	2,783	2,627	841	781	592	513	940	844	105	76	5,261	4,841

Operating costs	-1,442	-1,394	-393	-378	-310	-275	-338	-328	-157	-153	-2,640	-2,528

Operating margin	1,341	1,233	448	403	282	238	602	516	-52	-77	2,621	2,313

Provisions and adjustments	-260	-159	-70	-82	-45	-45	-40	-73	-15	-114	-430	-473

Profits (Losses) on investments held to maturity and on other investments	-1	—	3	15	3	4	27	—	18	63	50	82

Income (Loss) before tax from continuing operations	1,080	1,074	381	336	240	197	589	443	-49	-128	2,241	1,922

RWA	81,196	76,949	27,604	25,711	15,468	12,386	56,679	51,615	14,078	17,081	195,025	183,742

Allocated capital	4,901	4,633	1,656	1,543	932	746	3,401	3,097	845	1,025	11,735	11,044

Income from continuing operations on allocated capital	44.4%	46.8%	46.3%	43.9%	51.9%	53.4%	35.0%	28.9%	-11.6%	-25.0%	38.5%	35.1%

(*)Figures restated on a consistent basis, considering changes in the consolidation area.

IMPORTANT INFORMATION

In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

2006 Half-Yearly Results September 4th, 2006

Foreword (1) Doubtful loans = Sofferenze 2006 and 2005 data are IAS/IFRS compliant, including IAS 39 Gruppo Intesa chose not to use the option to revaluate fixed assets at fair value to minimise volatility of earnings and Shareholders’ Equity The economic effects connected with discontinued operations have been accounted for in its specific caption tax-collection companies sale in 2Q06 (1Q06 and 2005 data have been restated accordingly) doubtful loans(1) sale in 2005 For comparison purposes, 2005 P/L data have also been restated by consolidating line by line UPI Banka - included in the full consolidation area starting from 1Q06 - and recognising its Net Income in the Minority Interests caption deconsolidating line by line Nextra and Banco Wiese Sudameris, both no longer included in the full consolidation area from 1Q06. Nextra Net Income is recognised in P/L on Investments carried at equity and that of Banco Wiese Sudameris in Net Income after tax from discontinued operations

1H06 Operating Income at €5,261m (+8.7% vs 1H05) 1H06 Operating Margin at €2,621m (+13.3% vs 1H05) 1H06 Net Income at €1,476m (+23% vs 1H05) 1H06 Cost/Income ratio down to 50.2%, vs 54.6% FY05 and 52.2% 1H05, in spite of growth-related costs 1H06 EVA® at €763m (+29% vs 1H05) Annualised ROE at 19.2% Solid top-line growth in all Divisions Sustained volume growth (Loans to Customers + 10.6% and Direct Customer Deposits +5.8% vs 1H05) Strong asset quality and capital base confirmed: Net Doubtful Loans / Loans at 0.8% and Core Tier1 ratio at 7.3% Rating upgrade to AA- from Fitch and Aa3 from Moody’s also thanks to sound Risk Management Outstanding Performance in 1H06

Results at a Glance: 1H06 vs 1H05 Two-digit Growth in Operating Margin Coupled with a Low Cost/Income Ratio Note: 1H05 figures restated to reflect 1H06 consolidation area and discontinued operations (1) Income before Tax from Continuing Operations +16.6% +4.4% -2.0 p.p. (€ m) (%) (€ m) (€ m) +13.3% (€ m) +23.0% Operating Costs Cost / Income Ratio Net Income Operating Margin Pre-Tax Income(1) +8.7% (€ m) Operating Income 1,922 2,241 1H05 1H06 2,621 2,313 1H05 1H06 50.2 52.2 1H05 1H06 4,841 5,261 1H05 1H06 1,476 1,200 1H05 1H06

Retail Division 5.9% Italian Subsidiary Banks Division 7.7% International Subsidiary Banks Division 15.4% Corporate Division 11.4% Total Group 8.7% Solid Top-Line Growth in All Divisions Operating Income % 1H06 vs 1H05

Note: 30.06.05 figures restated to reflect 30.06.06 consolidation area and discontinued operations (1) Including Net Income Total Assets 275,074 280,197 1.9 Loans to Customers 159,186 176,023 10.6 Direct Customer Deposits 183,082 193,761 5.8 Indirect Customer Funds 283,099 293,926 3.8 Total Customer Administered Funds 466,181 488,739 4.8 Shareholders’ Equity 14,653 16,832 14.9 of which Assets under Management 53,820 58,006 7.8 (€ m) % Restated 30.06.06 30.06.05 (1) Balance Sheet Volume Growth Confirmed Assets under Management figures do not include Mutual Funds, included in Assets under Administration and in Custody after the Nextra transaction

1H06 Analysis

Total Operating Income Keeps Growing

(€ m)	1H05 Restated	1H06	Δ%
Net interest income(1)	2,627	2,773	5.6
Dividends and P/L on investments carried at equity	115	92	(20.0)
Net fee and commission income	1,764	1,845	4.6
Profits (Losses) on trading(2)	336	531	58.0
Other operating income (expenses)	(1)	20	n.m.
Operating income	**4,841**	**5,261**	**8.7**
Personnel expenses	(1,488)	(1,551)	4.2
Other administrative expenses	(815)	(848)	4.0
Adjustments to property, equipment and intangible assets	(225)	(241)	7.1
Operating costs	**(2,528)**	**(2,640)**	**4.4**
Operating margin	**2,313**	**2,621**	**13.3**
Goodwill impairment	0	0	n.m.
Net provisions for risks and charges	(157)	(57)	(63.7)
Net adjustments to loans	(312)	(372)	19.2
Net impairment losses on other assets	(4)	(1)	(75.0)
Profits (Losses) on HTM and on other investments	82	50	(39.0)
Income before tax from continuing operations	**1,922**	**2,241**	**16.6**
Taxes on income from continuing operations	(653)	(750)	14.9
Income (Loss) after tax from discontinued operations	4	43	975.0
Minority interests	(73)	(58)	(20.5)
Net income	**1,200**	**1,476**	**23.0**

+14% restating 1H05 data to include in P/L on Investments Carried at Equity only 35% of Nextra 1H05 Net Income

Note: *1H05 figures restated to reflect 1H06 consolidation area and discounted operations*
(1) *Excluding cost of carry of equity-swap transactions (€44m in 1H06 vs €33m in 1H05)*
(2) *Including cost of carry of equity-swap transactions (€44m in 1H06 vs €33m in 1H05)*

Banca Intesa

6

Quarterly Analysis: 2Q06 vs 2Q05

Other Administrative Expenses Flat and Net Income up 25%

(€ m)	2Q05 Restated	2Q06	Δ%
Net interest income[1]	1,333	1,413	6.0
Dividends and P/L on investments carried at equity	62	63	1.6
Net fee and commission income	881	895	1.6
Profits (Losses) on trading[2]	153	175	14.4
Other operating income (expenses)	11	8	(27.3)
Operating income	**2,440**	**2,554**	**4.7**
Personnel expenses	(746)	(780)	4.6
Other administrative expenses	(434)	(436)	0.5
Adjustments to property, equipment and intangible assets	(116)	(124)	6.9
Operating costs	**(1,296)**	**(1,340)**	**3.4**
Operating margin	**1,144**	**1,214**	**6.1**
Goodwill impairment	0	0	n.m.
Net provisions for risks and charges	(113)	(19)	(83.2)
Net adjustments to loans	(123)	(165)	34.1
Net impairment losses on other assets	(8)	(4)	(50.0)
Profits (Losses) on HTM and on other investments	21	50	138.1
Income before tax from continuing operations	**921**	**1,076**	**16.8**
Taxes on income from continuing operations	(305)	(346)	13.4
Income (Loss) after tax from discontinued operations	(1)	24	n.m.
Minority interests	(35)	(29)	(17.1)
Net income	**580**	**725**	**25.0**

Note: 2Q05 figures restated to reflect 2Q06 consolidation area and discontinued operations

(1) Excluding cost of carry of equity-swap transactions (€35m in 2Q06 vs €27m in 2Q05)

(2) Including cost of carry of equity swap transactions (€35m in 2Q06 vs €27m in 2Q05)

Banca Intesa

7

Net Interest Income
Steady Growth Confirmed thanks to Business Development



Yearly Analysis
(€ m)
2,627
+5.6%
2,773
1H05
1H06



Quarterly Analysis
(€ m)
1,294
1,333
1,349
1,332
1,360
1,413
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

- Increase mainly driven by sustained average volume growth in Retail[1] loans (+10%; +€10.9bn) and improvement in mark-down
- +12% average volume growth in Mid Corporate loans (+€1.1bn), focusing on ~3,000 priority customers
- Recovery in Large Corporate loans, as planned: +2% average volume growth (+€0.3bn)
- +26% average growth in Public and Infrastructure loans (+€1.2bn)

- Upward trend confirmed
- +6% 2Q06 vs 2Q05, +4% 2Q06 vs 1Q06
- In 2Q06 vs 1Q06 further average volume growth in Mid Corporate loans (+7%; +€0.7bn)
- Selective lending policy confirmed to deliver sustainable value creation

(1) *Retail Division, Italian Subsidiary Banks Division and International Subsidiary Banks Division (CEE)*

Banca Intesa
8

YoY Growth Rate of Average Loans to Customers Volumes Retail (1) Group Loans to Customers Italian Subsidiary Banks SMEs (2) Large Corporate Public and Infrastructure Finance Mid Corporate International Subsidiary Banks 1,367 8.0% 1,367 Net Interest Income Selective Lending Momentum 10.2% 6.4% 6.5% 13.5% 4.6% 4.1% 19.5% (1) Households, Affluent, Private and Small Businesses (2) SMEs, Micro-Enterprises, Non-Profit Entities Business Plan Target: 2004-2007 CAGR (6.0)% 23.9% 18.3% 24.0% FY05 1Q06 2Q06 5.1% 4.1% 3.6% FY05 1Q06 2Q06 9.2% 5.9% 7.3% FY05 1Q06 2Q06 11.3% 9.9% 11.3% FY05 1Q06 2Q06 11.6% 12.6% 10.6% FY05 1Q06 2Q06 26.0% 19.5% 27.2% FY05 1Q06 2Q06 2.7% (5.2)% 1.1% FY05 1Q06 2Q06 18.6% 5.9% FY05 1Q06 2Q06

Net Interest Income 1H06 vs 1H05 Variation: Growth Driven by Volumes (€ m) Volumes +164 Net Interest Income +146 1H06 vs 1H05 Other +11 Spread (29) Operating Impacts +135 Decrease due to Interest Rate convergence in CEE

Net Interest Income 2Q06 vs 1Q06 Variation: Growth Driven by Volumes and Spread (€ m) Volumes +28 Net Interest Income +53 2Q06 vs 1Q06 Other +12 Spread +13 Operating Impacts +41

Net Fee and Commission Income
Trend Affected by Dealing & Placement of Securities

Yearly Analysis



(€ m)
1,764
+4.6%
1,845
1H05
1H06

- Main drivers for growth
  - Portfolio Management +15.0%
  - Insurance products +12.6%
  - Credit/Debit cards +11.5%
- Planned strong decline in revenues from the placement of third-party structured bonds
- Dealing & Placement of securities component +5.1% due to fees on
  - placement of third-party structured bonds down to €77m from €160m in 1H05
  - placement of mutual funds up to €348m from €242m in 1H05
  - dealing & placement of other securities at €115m, stable vs 1H05

Quarterly Analysis



(€ m)
883
881
818
848
950
895
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

- Dealing & Placement of securities component at €244m in 2Q06 vs €296m in 1Q06 and €230m in 2Q05 due to fees on
  - placement of third-party structured bonds at €33m in 2Q06 vs €44m in 1Q06 and €52m in 2Q05
  - placement of mutual funds at €159m in 2Q06 vs €189m in 1Q06 and €122m in 2Q05
  - dealing & placement of other securities at €52m in 2Q06 vs €63m in 1Q06 and €56m in 2Q05

Banca Intesa
12

Profits on Trading

Sound "Core" Performance Confirmed



Yearly Analysis
(€ m)
336
531
+58.0%
1H05
1H06



Quarterly Analysis
(€ m)
183
153
170
114
356
175
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

- 1H06 sustained growth vs 1H05 largely due to "core" performance
- Contribution to the growth from FIAT and Parmalat positions of ~€50m (positive mark-to-market of ~€90m in 1H06 vs ~€40m in 1H05 related to the *"convertendo"*)

- After 1Q06 record results, a further good quarter, despite much more challenging markets
- 2Q06 decline vs 1Q06 largely due to the mark-to-market of FIAT and Parmalat positions: +€100m in 1Q06 vs -€10m in 2Q06

Banca Intesa

13

Operating Costs
Operating Costs Trend Reflecting Accelerating Investments for Growth

Yearly Analysis

Operating Costs

(€ m)


2,528
+4.4%
2,640
1H05
1H06

Personnel Expenses

(€ m)


1,488
+4.2%
1,551
1H05
1H06

Other Administrative Expenses

(€ m)


815
848
259
+7.7%
279
556
+2.3%
569
1H05
1H06

Adjustments

(€ m)


225
+7.1%
241
1H05
1H06

Growth-related costs (IT+ training + advertising)

Others

- Very low Cost/Income: 1H06 down to 50.2% vs 52.2% in 1H05 and 54.6% in FY05
- 1H06 Operating Costs in line with our targets
  - Accelerated investments for growth (already invested ~60% of the 2005-2007 capital budget)
  - Enhancement of the operating platform: +77 branches and +1,038 employees vs 30.06.05, mainly in CEE
- Personnel Expenses growth mainly due to national labour contract renewal and salesforce growth

Quarterly Analysis

Operating Costs

(€ m)


1,232
1,296
1,268
1,430
63
1,367
1,300
1,340
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

Personnel Expenses

(€ m)


Non-recurring charges for the stock granting programme
742
746
753
823
63
760
771
780
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

Other Administrative Expenses

(€ m)


381
434
394
453
412
436
126
133
113
169
127
152
255
301
281
284
285
284
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

Adjustments

(€ m)


109
116
121
154
117
124
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

Growth-related costs (IT+ training + advertising)

Others

- 2Q06 Other Administrative Expenses flat vs 2Q05 due to growth-related costs up 14.3% and other costs down 5.6%
- 2Q06 Other Administrative Expenses increase vs 1Q06 (+5.8%) due to growth-related costs up 19.7% and other costs flat
- +21 branches and +374 employees vs 31.03.06

Banca Intesa

14

Investments Ahead of Schedule at Halfway through the 2005-2007 Business Plan Description 2005-2007 Capital budget (€ m) Business Continuity Management/Disaster Recovery IAS Project Physical and IT security Initiatives against money-laundering Safety and Security/ BCM/ Disaster Recovery 210 Further roll-out of new branch lay-out (~500 branches) Restructuring/renovation (~900 branches) New branches (~230 openings) Implementation of branch ICT Branches 740 Upgrading of Business Information Systems ICT rationalisation Business Information Systems 315 Rationalisation of headquarters real estate Implementation of organisational changes Change management HR development and efficiency programs 125 Operating/financial risk management systems Upgrade of Value Based Management System Upgrade of P&C systems Risk & Value Management 100 New finance IT systems Completion of Fund Administration project Back-office processes and systems 90 Innovative Channels Marketing support systems Other development projects Direct Channels, Marketing and Other development projects 240 1,820 Macro Projects Actual 1.1.05 – 30.6.06 (€ m) % Implemented 152 411 175 80 59 61 143 1,081 72% 56% 56% 64% 59% 68% 60% 59%

Provisions Total Net Provisions Declining 1H05 Total Net Provisions include ~€115m non-recurring Provisions for Risks and Charges 1H06 Net Adjustments to Loans within our FY06 target Decline in Gross Adjustments to Loans despite the transfer to Substandard Loans in 1Q06 of part of positions Past Due by Over 180 days recognised for the first time as at 31.12.05 (€ m) Yearly Analysis Net Adjustments to Loans Total Net Provisions(1) (€ m) (€ m) Quarterly Analysis Total Net Provisions(1) -9.1% +19.2% (1) Includes Net Provisions for risks and charges, Net adjustments to loans and Net impairment losses on other assets 2Q06 Net Adjustments to Loans down 20% vs 1Q06 -1.3% -16.3% Write-backs on Loans Gross Adjustments to Loans Write-backs on Loans Gross Adjustments to Loans (€ m) (€ m) (€ m) (€ m) (€ m) Net Adjustments to Loans 473 430 1H05 1H06 188 209 229 242 473 244 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 360 430 1H05 1H06 307 330 386 425 454 356 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 165 263 165 123 189 207 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 372 312 1H05 1H06 742 732 1H05 1H06 142 191 165 233 197 218 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06

Asset Quality in Line with European Best Practice Cost of Risk Remains Low Net Loan Adjustments/Op. Margin 76% 77% 34% 23% 22% 16% 14% Net Loan Adjustments/Loans 1.3% 1.4% 0.8% 0.56% 0.52% 0.44% 0.21% (2) Net Doubtful Loans(3)/Loans 3.0% 3.2% 3.0% 2.7% 0.6% 0.7% 0.8% Doubtful Loans(3) Coverage 59% 62% 65% 67% 71% 69% 68% (1) 2004 figures restated to reflect the IAS/IFRS application (including IAS 39 estimates), 2005 consolidation area and discontinued operations (doubtful loans sale) (2) Not annualised (3) Sofferenze Ratios 2004 2001 2002 2003 2005 2004 Restated(1) Pre-IAS 1H06 Asset quality discipline underpinning no deterioration

19,934 Doubtful & Substandard Loans Reduction in Doubtful + Substandard + Past Due Loans Gross Doubtful Loans (Sofferenze) + Gross Substandard (Incagli) + Gross Past due > 180 days (€ m) (1) 2004 figures restated to reflect the IAS/IFRS application (including IAS 39 estimates), 2005 consolidation area and discontinued operations (doubtful loans sale) (1) Gross Doubtful Gross Substandard Net Doubtful Loans (Sofferenze) + Net Substandard (Incagli) + Net Past due > 180 days Gross Past Due (€ m) Net Doubtful Net Substandard 5,078 5,234 5,142 4,463 7,865 9,612 Net Past Due 17,477 9,079 9,358 9,296 8,011 5,669 4,767 4,766 4,323 4,504 4,337 3,995 3,245 12,710 14,265 4,447 4,330 469 574 754 31.12.02 31.12.04 31.12.04 Restated (1) 31.12.05 31.03.06 30.06.06 4,264 3,649 3,513 3,226 1,464 1,362 1,229 950 4,216 5,348 3,319 3,134 452 553 715 31.12.02 31.12.04 31.12.04 Restated (1) 31.12.05 31.03.06 30.06.06

Core Tier 1 5.3% 7.6% 6.7% 7.1% 7.3% Tier 1 6.0% 8.5% 7.6% 7.9% 8.1% Total Capital 9.3% 11.6% 11.0% 10.3% 10.8% Capital Ratios Sound Capital Base Further Strengthened Ratios 2001 2004 2005 2004 IAS 30.06.06

Divisional Financial Highlights as at 30.06.06

	Retail (1)	Italian Subsidiary Banks	International Subsidiary Banks	Corporate (2)	Central Functions/ Other	Total
Operating Income (€ m)	2,783	841	592	940	105	5,261
Operating Margin (€ m)	1,341	448	282	602	(52)	2,621
Cost/Income (%)	51.8	46.8	52.4	35.9	n.m	50.2
RWA (€ bn)	81.2	27.6	15.5	56.7	14.1	195.0
Allocated Capital (3) (€ bn)	4.9	1.7	0.9	3.4	0.8	11.7
Pre-tax ROE (4) (%)	44.4	46.3	51.9	35.0	(11.6)	38.5
Customer Deposits (5) (€ bn)	75.4	27.2	14.4	36.6	40.1	193.8
Loans to Customers (€ bn)	84.9	27.3	12.9	47.1	3.9	176.0
EVA® (€ m)	492	137	129	251	(246)	763

Treasury and Finance	13
Cost of Excess Capital	(159)
Central Costs	(101)

- 1H06 €763m EVA® vs €590m in 1H05 (+29%)

Figures may not add up exactly due to rounding differences

(1) Includes Individuals (Households, Affluent, Private), SOHO (Small Businesses and Micro Enterprises with turnover <€2.5m), SMEs (turnover between €2.5m and €50m), Non-Profit Entities and Subsidiary Companies operating in Industrial Credit and Leasing

(2) Includes Corporates (turnover over €50m), Public Administrations, Financial Institutions, Factoring and Public and Infrastructure Finance Subsidiary Bank

(3) Allocated Capital = 6% RWA

(4) Income before Taxes from Continuing Operations / Allocated Capital

(5) Excluding subordinated liabilities

Banca Intesa

20

Retail Division
Cost / Income Ratio down to 51.8%

(€ m)	1H05 Restated	1H06	Δ%
Net interest income	1,408	1,505	6.9
Dividends and P/L on investments carried at equity	47	71	51.1
Net fee and commission income	1,152	1,191	3.4
Profits (Losses) on trading	4	1	(75.0)
Other operating income (expenses)	16	15	(6.3)
Operating income	2,627	2,783	5.9
Personnel expenses	(809)	(813)	0.5
Other administrative expenses	(497)	(528)	6.2
Adjustments to property, equipment and intangible assets	(88)	(101)	14.8
Operating costs	(1,394)	(1,442)	3.4
Operating margin	1,233	1,341	8.8
Goodwill impairment	-	-	-
Net provisions for risks and charges	-	-	-
Net adjustments to loans	(159)	(260)	63.5
Net impairment losses on other assets	-	-	-
Profits (Losses) on HTM and on other investments	-	(1)	-
Income before tax from continuing operations	1,074	1,080	0.6

	1H05 Restated	1H06
Cost / Income (%)	53.0	51.8
Pre-tax ROE (%)	46.8	44.4
EVA® (€ m)	495	492

- Strong commercial effectiveness confirmed (Residential Mortgages stock +11% and Personal Loans stock +34%)
- Selective growth in SMEs' loans (+4.3%)
- Increase in Net Adjustments to Loans also due to the transfer to Substandard Loans in 1Q06 of part of positions Past Due by Over 180 days (recognised for the first time as at 31.12.05)

Note: *Includes Individuals (Households, Affluent, Private), SOHO (Small Businesses & Micro Enterprises with turnover <€2.5m), SMEs (turnover between €2.5m and €50m), Non-Profit Entities and Subsidiary Companies operating in Industrial Credit and Leasing*

Banca Intesa
21

Systematic survey of the customer service quality at branch level Evolution of: marketing data warehouse (customer insight); commercial platform, from campaign management to customer management (customer interaction); campaign management, by combination of customer insight and customer interaction; basket analysis, which identifies for each household customer products most likely to be purchased and purchase propensity Branches and SME branches functioning as service centres for enterprises (check-up and optimisation of insurance coverage, communication investments, power consumption; e-commerce) Development of relationship among different customer segments with mutual benefit (Bonus Intesa, Intesa Tandem, PMI Partner) Customised financial planning focused on monitoring the consistency between profile/risk/objectives Maximising commercial campaign effectiveness through multi-channel integrated approach, with focus on direct marketing Further evolution of the branch lay-out Retail Division Investments for Growth are Continuing (Examples)

Italian Subsidiary Banks Division Strong Net Interest Income Growth and Cost / Income Down to 46.8% Sustained growth in Net Interest Income and Net Fee and Commission Income Continued strong volume growth: Loans to Customers +11% and Customer Deposits +7% Further improvement in efficiency: Cost/Income at 46.8% (€ m) Net interest income 459 513 11.8 Dividends and P/L on investments carried at equity 10 11 10.0 Net fee and commission income 263 286 8.7 Profits (Losses) on trading 43 28 (34.9) Other operating income (expenses) 6 3 (50.0) Operating income 781 841 7.7 Personnel expenses (249) (260) 4.4 Other administrative expenses (115) (119) 3.5 Adjustments to property, equipment and intangible assets (14) (14) - Operating costs (378) (393) 4.0 Operating margin 403 448 11.2 Goodwill impairment - - - Net provisions for risks and charges (28) (13) (53.6) Net adjustments to loans (54) (55) 1.9 Net impairment losses on other assets - (2) - Profits (Losses) on HTM and on other investments 15 3 (80.0) Income before tax from continuing operations 336 381 13.4 Cost / Income (%) 48.4 46.8 Pre-tax ROE (%) 43.9 46.3 EVA ® (€ m) 123 137 1H05 Restated 1H06 Δ%

“Ascolto 100% project (survey on the Customer Satisfaction in each branch) Customer Retention project Completion of the implementation of the Group’s distribution model based on customer segments Further investments in the retail market development (CRM, new commercial processes, loyalty programme, enlargement of the customer base) Italian Subsidiary Banks Division Investments for Growth are continuing (Examples)

International Subsidiary Banks Division (CEE) Marked Improvement in Revenues and Profitability Confirmed Sustained volume growth (Loans to Customers +27% and Customer Deposits +14%) partially offset by interest rate convergence Operating Costs increase due to planned development of branch network (+45 branches vs 30.06.05) (€ m) Net interest income 328 357 8.8 Dividends and P/L on investments carried at equity (5) 0 - Net fee and commission income 126 158 25.4 Profits (Losses) on trading 73 80 9.6 Other operating income (expenses) (9) (3) (66.7) Operating income 513 592 15.4 Personnel expenses (127) (146) 15.0 Other administrative expenses (111) (124) 11.7 Adjustments to property, equipment and intangible assets (37) (40) 8.1 Operating costs (275) (310) 12.7 Operating margin 238 282 18.5 Goodwill impairment - - - Net provisions for risks and charges 1 (3) - Net adjustments to loans (50) (45) (10.0) Net impairment losses on other assets 4 3 (25.0) Profits (Losses) on HTM and on other investments 4 3 (25.0) Income before tax from continuing operations 197 240 21.8 Cost / Income (%) 53.6 52.4 Pre-tax ROE (%) 53.4 51.9 EVA ® (€ m) 119 129 1H05 Restated 1H06%

Enlargement of the branch network in the areas with higher potential Centralisation of the credit card processing in PBZ Card (Croatia), a “centre of excellence” for credit cards, available to all CEE Banks Launch of leasing activities in Serbia and start of a leasing project in the Russian Federation through CIB Leasing (Hungary), a “centre of excellence” for leasing , available to all CEE Banks Development of the retail project in CIB (Hungary): new products and distribution channels Launch of a new brand (Banca Intesa Beograd) and the Group’s products in Serbia (consumer finance, mortgages, debit/credit cards and current accounts) Start of a retail project in KMB Bank (Russian Federation) International Subsidiary Banks Division (CEE) Investments for Growth are Continuing (Examples)

Corporate Division

Double Digit Top-Line Growth and EVA® More than Doubled

(€ m)	1H05 Restated	1H06	Δ%
Net interest income	307	309	0.7
Dividends and P/L on investments carried at equity	3	6	-
Net fee and commission income	334	329	(1.5)
Profits (Losses) on trading	184	280	52.2
Other operating income (expenses)	16	16	-
Operating income	844	940	11.4
Personnel expenses	(131)	(139)	6.1
Other administrative expenses	(164)	(170)	3.7
Adjustments to property, equipment and intangible assets	(33)	(29)	(12.1)
Operating costs	(328)	(338)	3.0
Operating margin	516	602	16.7
Goodwill impairment	-	-	-
Net provisions for risks and charges	(5)	(2)	(60.0)
Net adjustments to loans	(66)	(37)	(43.9)
Net impairment losses on other assets	(2)	(1)	(50.0)
Profits (Losses) on HTM and on other investments	-	27	-
Income before tax from continuing operations	443	589	33.0

Cost / Income (%)	38.8	35.9
Pre-tax ROE (%)	28.9	35.0
EVA® (€ m)	119	251

- Net Interest Income up 7% excluding higher funding costs related to the increase of Caboto and Merchant Banking portfolios
- Growth in Mid Corporate loans (+12%) focusing on 3,000 priority clients
- Recovery in Large Corporate loans (+2%), as planned
- Contribution to the growth of Profits on Trading from the positive mark-to-market of FIAT and PARMALAT positions: ~€50m
- No deterioration in Asset Quality due to tight risk control

Note: *Corporate Division includes Corporates (turnover over €50m), Public Administrations, Financial Institutions, Factoring and Public and Infrastructure Finance Subsidiary Bank*

Banca Intesa

27

Corporate Division Investments for Growth are Continuing (Examples) Strengthening of Investment Banking product penetration project to define a relaunch model of our business abroad Stronger actions of cross-selling of Capital Markets products with Corporates and Financial Institutions Confirmed leadership in the Large Corporate segment and further growth in the Mid Corporate one (i.e. Working Capital project) Strengthening of Financial Institutions business model Always close to Corporates to move further

Cost/Income 60% 54.4% 50.2% 50% ROE 16% 18.5% 19.2% 20% Conclusions % 1H06 vs 1H05 BP Target 2004-2007 CAGR BP = 2005-2007 Business Plan (1) Excluding the €63m non-recurring charges related to the stock granting plan accounted for in 4Q05 under Personnel Expenses caption (2) 2004 figures restated to reflect the IAS/IFRS application (including IAS 39 estimates), 2005 consolidation area and discontinued operations (3) Adjusted excluding capital gains on Nextra and IGC sale transactions, non-recurring charges for the stock granting plan and non-recurring Provisions for risks and charges (4) Annualised Well on Track on our 2005-2007 Business Plan Targets, with substantial improvement in profitability and efficiency: 30.06.06 2007 BP Target 2005 (3) (1) % FY05 vs FY04 2004 (2) (4) Growth rate planned to decline for the full year Operating Income +8.5% +8.7% +7.4% Operating Costs -0.9% +4.4% +1.1% Operating Margin +22.3% +13.3% +15.6% (1) (1)

Appendix

Quarterly Analysis

(€ m)	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
	Restated					
Net interest income (1)	1,294	1,333	1,349	1,332	1,360	1,413
Dividends and P/L on investments carried at equity	53	62	47	50	29	63
Net fee and commission income	883	881	818	848	950	895
Profits (Losses) on trading (2)	183	153	170	114	356	175
Other operating income (expenses)	(12)	11	(7)	11	12	8
Operating income	2,401	2,440	2,377	2,355	2,707	2,554
Personnel expenses	(742)	(746)	(753)	(823)	(771)	(780)
Other administrative expenses	(381)	(434)	(394)	(453)	(412)	(436)
Adjustments to property, equipment and intangible assets	(109)	(116)	(121)	(154)	(117)	(124)
Operating costs	(1,232)	(1,296)	(1,268)	(1,430)	(1,300)	(1,340)
Operating margin	1,169	1,144	1,109	925	1,407	1,214
Goodwill impairment	-	-	-	(6)	-	-
Net provisions for risks and charges	(44)	(113)(3)	(45)	(192)(3)	(38)	(19)
Net adjustments to loans	(189)	(123)	(165)	(263)	(207)	(165)
Net impairment losses on other assets	4	(8)	1	(18)	3	(4)
Profits (Losses) on HTM and on other investments	61	21	42	709(4)	0	50
Income before tax from continuing operations	1,001	921	942	1,155	1,165	1,076
Taxes on income from continuing operations	(348)	(305)	(318)	(46)	(404)	(346)
Income (Loss) after tax from discontinued operations	5	(1)	55	98(5)	19	24
Minority interests	(38)	(35)	(34)	(27)	(29)	(29)
Net income	620	580	645	1,180	751	725

Note: *2005 and 1Q06 figures restated to reflect 2Q06 consolidation area including line by line Banca Intesa Beograd, CR Fano, KMB Bank, UPI Banka and excluding line by line Nextra, IGC, Banco Wiese Sudameris and Tax-Collection companies*

(1) *Excluding cost of carry of equity-swap transactions*

(2) *Including cost of carry of equity-swap transactions*

(3) *Including €115m in 2Q05 and €135m in 4Q05 of non-recurring provisions for risks and charges*

(4) *Including €682m capital gain from the Nextra transaction*

(5) *Including €49m capital gain from the IGC sale transaction*

Banca Intesa

31

Net Fee and Commission Note: 1H05 figures restated to reflect 1H06 consolidation area (1) Including €160m in 1H05 and €77m in 1H06 from the placement of third-party structured bonds and €242m in 1H05 and €348m in 1H06 from the placement of mutual funds Net Fee and Commission Breakdown Commercial banking activities 690 716 3.8 of which - Credit / Debit cards 131 146 11.5 - Current accounts 349 351 0.6 Brokerage & AUM 868 927 6.8 of which - Dealing and Placement of Securities 514 (1) 540 (1) 5.1 - Insurance products 183 206 12.6 - Portfolio management 80 92 15.0 Others 206 202 (1.9) Total 1,764 1,845 4.6 1H05 Restated 1H06% (€ m) 11.0% 11.7% 50.2% 49.2% 38.8% 39.1% 1H05 1H06 Commercial Banking Brokerage & AUM Others

Retail Division In the Last Two Years the Range of Products Was Completely Renewed Conto Intesa Conto Intesa Business Conto Intesa Personal Continuing product innovation Launched in Dec. 2003 Launched in Jun. 2004 Launched in Jun. 2004 Conto Intesa 18-26 Conto Intesa Condominio Launched in Jun. 2005 Launched in Sept. 2005 Recently launched products (examples) As at 30.06.06 around one million current accounts were opened since their launch, 45% of which are new accounts Conto Intesa Light Launched in July 2006

Italian Subsidiary Banks Division

Positive Performance in All Banks

Operating Income

CARIPARMA & PIACENZA



(€ m)
367
+6.0%
389
1H05
1H06

Banca di Trento e Bolzano / Bank für Trient und Bozen



(€ m)
45
+2.2%
46
1H05
1H06

Banca Popolare FriulAdria



(€ m)
109
+16.5%
127
1H05
1H06

BIVERBANCA



(€ m)
64
+7.8%
69
1H05
1H06

Intesa CASSE DEL CENTRO



(€ m)
195
+7.7%
210
1H05
1H06

Banca Intesa
34

International Subsidiary Banks Division
Positive Performance in All Banks

(€ m)	CIB (Hungary)		PBZ (Croatia)		VUB (Slovakia)		Banca Intesa Beograd (1) (Serbia)		KMB Bank (1) (Russian Federation)		UPI Banka (2) (Bosnia and Herzegovina)	
	1H05	1H06	1H05	1H06	1H05	1H06	1H05	1H06	1H05	1H06	1H05	1H06
Operating Income	148	167	167	185	134	154	43	49	17	32	5	6
Operating Costs	(76)	(80)	(87)	(94)	(76)	(83)	(19)	(27)	(13)	(23)	(3)	(3)
Operating Margin	72	87	79	91	58	71	23	22	4	9	2	3
Net Provisions(3)	(16)	(22)	(12)	(6)	(7)	(5)	(7)	(6)	(2)	(4)	(1)	(2)
Pre-Tax Income(4)	56	66	69	86	53	66	17	16	2	5	1	1
Net Income	44	51	55	70	49	54	0	16	0	3	0	1
	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06	30.06.05	30.06.06
Customer Deposits	3,173	3,251	4,230	4,599	4,256	5,197	642	874	156	270	187	188
Loans to Customers	4,453	4,963	3,579	4,482	1,855	2,283	351	621	227	460	110	119
Total Assets	5,703	5,924	6,185	7,535	5,692	6,872	782	1,117	289	565	225	227

Figures may not add up exactly due to rounding differences – Balance Sheet figures: contribution to Intesa consolidated accounts
(1) Acquired in 2005
(2) Acquired in February 2006
(3) Including Net provisions for risks and charges, Net adjustments to loans and Net impairment losses on assets
(4) Income before Tax from Continuing Operations

Banca Intesa

35

Croatia Bosnia and Herzegovina Slovakia Hungary Russian Federation Serbia Ukraine Ranking Branches Total Assets (€ bn) Croatia PBZ 7.5 2nd 212 Hungary CIB 5.9 4th 83 Slovakia VUB 6.9 2nd 240 Serbia Banca Intesa Beograd 1.1 2nd 155 Russian Federation KMB Bank 0.6 54 Leading bank in small enterprises segment Customers ~1,900,000 ~500,000 ~1,850,000 ~800,000 ~50,000 Bosnia-Herzegovina Upi Banka Ukraine Ukrsotsbank (1) Sub Total 0.2 2.0 23.6 ~80,000 ~1,100,000 15 518 5th 4th ~6,230,000 1,223 (1) Acquisition under way Population Total 24.2 ~6,280,000 1,277 ~4,000,000 ~10,000,000 ~5,000,000 ~10,000,000 ~145,000,000 ~4,000,000 ~47,000,000 ~80,000,000 Acquisition of Ukrsotsbank: an Important Step Forward in Banca Intesa’s Presence in Central-Eastern Europe

Disclaimer IMPORTANT INFORMATION In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent. This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person. The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration. FORWARD-LOOKING STATEMENTS This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.